FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 16, 2022

1.               DATE, TIME AND PLACE: on November 16, 2022, at 04:30 p.m, at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City of São Paulo, State of São Paulo.

2.               BOARD: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.               CALL AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All members of the Board of Directors were in attendance, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Ribeiro Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Sirotsky Russowsky and Renan Bergmann.

4.               AGENDA: (i) analysis of the merger, by the Company, of James Intermediação de Negócios Ltda., a single-member limited liability company headquartered in the city of Curitiba, State of Paraná, at Avenida Sete de Setembro, No. 2.775, Rebouças district, postal code 80230-903, with CNPJ/ME No. 23.881.322/0001-92 (“James”), a company controlled by the Company (the “Merger”), with subsequent approval of the proposal to be submitted to the Company’s Extraordinary Shareholders’ Meeting to be held on December 16, 2022 (“ESM”); (ii) ratification of the engagement of Magalhães Andrade S/S Auditores Independentes, registered with the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and with the CNPJ/MF under No. 62.657.242/0001-00, headquartered at Avenida Brigadeiro Faria Lima, No. 1.893, 6th floor, suites 61/62, Jardim Paulistano district, City of São Paulo, State of São Paulo, postal code 01451-001 (“Magalhães Andrade”), as the specialized company for the preparation of the appraisal report of James’ shareholders’ equity, with a base date of September 30, 2022 (“Appraisal Report”); and (iii) approval of James’ Appraisal Report.

5.               RESOLUTIONS: Starting the works, the Meeting of the Board of Directors was declared opened. Pursuant to the Company’s Related Party Transactions Policy and considering that the Company intends to absorb James, the members of the Board of Directors convened to analyze the transaction and took the following resolutions, unanimously and without reservations.

(i)             To approve the proposal for merger of James into the Company, to be submitted to the ESM, under the terms and conditions described in the “Protocol and Justification of the Merger of James Intermediação de Negócios Ltda.,” executed by the managements of James and the Company on November 16, 2022 (“Merger Protocol”), as per Single Exhibit to these minutes, expressing themselves in favor of such transaction;

(ii)           To express a favorable opinion on the ratification of the engagement of Magalhães Andrade, as the specialized company responsible for preparing the Appraisal Report, subject to ratification by the ESM; and

(iii)         To express a favorable opinion on the Appraisal Report, according to which the total book value of the shareholders’ equity of James, appraised on the base date of September 30, 2022, including the adjustments indicated therein, is three hundred and four thousand, eight hundred twenty-three Reais and fifteen centavos (R$304,823.15), subject to the ratification by the ESM.

Considering the items above, the members of the Board of Directors approved the Management’s Proposal to be sent to the ESM.

6.               APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned and these minutes were drawn up. Then the meeting was resumed and these minutes were read, approved and signed by all attending persons. São Paulo, November 16, 2022. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors in attendance: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Ribeiro Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann.

I hereby certify, for the due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with article 130, paragraph 3, of Law No. 6.404/76, as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SINGLE EXHIBIT

to the Extract of the Minutes of the Meeting of the Board of Directors – Companhia Brasileira de Distribuição, held on November 16, 2022

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO and JAMES INTERMEDIAÇÃO DE NEGÓCIOS LTDA.
PROTOCOL AND JUSTIFICATION OF MERGER of James Intermediação de Negócios Ltda. into Companhia Brasileira de Distribuição November 16, 2022

PROTOCOL AND JUSTIFICATION OF MERGER OF
JAMES INTERMEDIAÇÃO DE NEGÓCIOS LTDA. INTO COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By this private instrument:

(1)	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held corporation headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista district, postal code 01402-000, with the Brazilian Corporate Taxpayers’ Registry of the Ministry of Economy (“CNPJ/ME”) No. 47.508.411/0001-56, with its organizational documents duly filed with the Board of Trade of the State of São Paulo under NIRE 35.300.089.901, herein represented pursuant to its Bylaws (hereinafter referred to as “CBD” or “Absorbing Company”); and

(2)	JAMES INTERMEDIAÇÃO DE NEGÓCIOS LTDA., a single-member limited liability company headquartered in the city of Curitiba, State of Paraná, at Avenida Sete de Setembro, No. 2.775, Rebouças district, postal code 80230-903, with CNPJ/ME No. 23.881.322/0001-92, with its Articles of Organization duly filed with the Board of Trade of the State of Paraná under NIRE 41.209.148.377, herein represented pursuant to its Articles of Organization (hereinafter referred to as “James” or “Absorbed Company” and, when referred to jointly with CBD, the “Parties” and, individually, the “Party”),

WHEREAS:

(a)	James is a single-member limited liability company, with its capital stock wholly owned by CBD;
(b)	CBD, seeking to simplify its corporate structure, reduce costs, and add synergies, intends to absorb James (“Merger”);
(c)	The accounting appraisal and shareholders’ equity report of James, prepared by the specialized company mentioned below, is in compliance with the applicable laws and regulations and with the Merger transaction; and

(d)	The intended Merger transaction, if approved, shall be performed without increase in the capital stock of the Absorbing Company, therefore, without any dilution in the share interest of its current shareholders. As a result, according to article 16 of the Resolution No. 78, of March 29, 2022, of the Brazilian Securities Exchange Commission – Comissão de Valores Mobiliários (“CVM” and “CVM Resolution 78”), the obligations provided for in Chapter III of CVM Resolution 78 are not applicable,

RESOLVE, in compliance with articles 224, 225, and 227 of Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporate Law”) and of CVM Resolution 78, to enter into this Protocol and Justification of Merger (the “Protocol”), in order to govern the terms and conditions applicable to the Merger, subject to the approvals mentioned in the Clause 4.2 herein below.

1	Purpose

The purpose of this Protocol is to set forth provisions for the Merger proposal to be submitted to the resolution of the shareholders and members of the Parties, as applicable, subject to Clause 4.2 below. If the proposal subject of this Protocol is approved:

(i)	CBD will be the successor of James in all its rights and obligations, effective as of the date of approval of the Merger by the shareholders and members of the Parties, as applicable, excluding, and all items of James’ assets and liabilities will be transferred to CBD; and

(ii)	James will be terminated and, as a result, all ownership units representing the capital stock of James will cease to exist and be canceled, and replaced at CBD by James’ net assets; accordingly, and there will be no increase in the capital stock of CBD, nor any other corporate modification, due to the Merger.

2	Justification and interest of the Parties in performing this Merger

The management members of both Parties understand that the Merger will provide equity, legal and financial benefits, including:

(i)	the optimization of the corporate structure of the group to which the Parties belong;
(ii)	administrative cost reduction and fulfillment of ancillary obligations, creating synergies; and
(iii)	unlocking of James’ strategic value, while maintaining James’ structure and know-how on express deliveries within the Company’s structure.

It is worth noting that James’ Merger proposal is well-founded and fully aligned with the strategy of Novo GPA Brasil that consists in expanding its sales in the e-commerce segment, improving its delivery model and, consequently, enhancing the shopping experience of its customers. Accordingly, the Parties understand James’s know-how on delivery will allow GPA to expand the volume of home deliveries for purchases made through GPA’s website or app significantly, especially under the ultra-convenience modality (deliveries in up to 90 minutes), which was possible due to the integration of James’ logistic engine.

3	Appraisal

3.1	Appraisal. The Parties agree that, according to the appraisal report shown in Single Exhibit to this Protocol (the “Report”), the equity value of James’ shareholders’ equity, including, without limitation, the assets and liabilities listed in the Report, was appraised by MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, registered with the Regional Accounting Council of the State of São Paulo (SP, Brazil), under No. 2SP000233/O-3 and with CNPJ/MF No. 62.657.242/0001-00, headquartered at Avenida Brigadeiro Faria Lima, No. 1.893, 6th floor, suites 61/62, Jardim Paulistano district, City of São Paulo, State of São Paulo, postal code 01451-001 (the “Appraiser”), on the reference date of September 30, 2022, based on the balance sheets prepared by the management of the Merged Company on such same date and for this specific purpose. According to the Report, the value of the Merged Company’s shareholders’ equity on September 30, 2022, reflecting the effect of the adjustments described in Annex 3 of the Report, on the date of the Report, is three hundred and four thousand, eight hundred and twenty-three Reais and fifteen centavos (R$ 304,823.15).

3.2	Changes in shareholders’ equity. If the Merger proposal is approved, variations in James’ shareholders’ equity after the base date of September 30, 2022 will be absorbed by CBD and recorded directly in CBD’s financial statements.

3.3	Absence of conflict. The Appraiser stated that it has no direct or indirect interest in the companies involved in the Merger or in the Merger itself that could prevent or affect the preparation of the Report requested to it, for purposes of the Merger.

3.4	Absence of appraisal of shareholders’ equities. Considering that the entire capital stock of James is owned by CBD and, consequently, no share exchange ratio exists in the Merger, the managements of the Parties understand that the special regime provided for in article 264 of the Brazilian Corporate Law, including the obligation to appraise the shareholders’ equity of the Parties, pursuant to the terms provided therein, is not applicable to the Merger.

4	General Aspects of the Merger

If the proposed Merger is approved, the Merger will be implemented on the following bases:

4.1	Capital Stock.

4.1.1	Current composition.

The capital stock of James, fully subscribed for and paid in, is R$242,491,917.00 (two hundred forty-two million, four hundred ninety-one thousand, nine hundred and seventeen Reais), divided into 242,491,917 (two hundred forty-two million, four hundred ninety-one thousand, nine hundred and seventeen) shares, with a par value of R$1.00 (one Real) each, fully subscribed for and paid in Brazilian currency by CBD, its sole shareholder;

(i)	CBD’s capital stock, fully subscribed for and paid in, is R$5,860,541,692.44 (five billion, eight hundred sixty million, five hundred forty-one thousand, six hundred ninety-two Reais and forty-four centavos), fully subscribed for and paid in, divided into 269,727,205 (two hundred sixty-nine million, seven hundred twenty-seven thousand, two hundred and five) common shares with no par value.

4.2	Conditions to implement the Merger. The implementation of the Merger, the appointment of the Appraiser, and the approval of the Report and other terms and conditions of the Protocol are subject to the approval or ratification, as applicable, of the shareholders and members of both Parties, as applicable. Considering, moreover, that James is a company controlled by CBD, the Merger will be subject to prior approval by the applicable corporate bodies of CBD, as provided for in CBD’s Related Party Transactions Policy.

4.3	Effects of the Merger. If the Merger is approved, James will be terminated and fully succeeded by CBD, and James will cease to exist in all its assets and liabilities, rights and obligations of any nature. The Merger shall become effective as of the date of approval of the Merger by the shareholders and member of the Parties, as applicable, excluding.

4.4	Dissenters’ Right. The Merger shall not grant any dissenters’ right to the shareholders of the Absorbing Party, since dissenters’ right is legally limited to the shareholders of the Absorbed Party. Considering that James’ sole shareholder is CBD, no dissenters’ right applies to the Merger.

4.5	Use of the corporate name. James may continue to conduct business using its name until all its records are formalized and all permits are obtained as required by the laws applicable to the consummation of the Merger.

5	GENERAL PROVISIONS

5.1	Severability of provisions. In case any court decides that any of the covenants contained in this Protocol is null or ineffective, such fact shall not affect the validity or effectiveness of the other provisions and covenants set forth herein, which shall be fully complied with, and the Parties hereby undertake to use their best efforts to properly adjust to achieve the same effects of the covenant that became null or was declared ineffective.

5.2	Entire agreement, exhibits, and amendments. This Protocol and exhibits hereto constitute the entire agreement between the managements of the Parties, as applicable, concerning the matters provided for herein. This Protocol and exhibits hereto may only be amended or changed through a written instrument executed by all members of management of the Parties.

5.3	Filing. Once the Merger is approved by the shareholders and members of the Parties, the management of CBD will be responsible for the filing and publication of all actions related to the Merger.

5.4	Governing law. This Protocol shall be governed by and construed pursuant to the laws of the Federative Republic of Brazil.

5.5	Recommendation. Considering the clauses provided for hereinabove, which fulfill all the requirements of articles 224 and 225 of the Brazilian Corporate Law, in our opinion the Merger meets the interests of the involved Parties and their shareholders and members; therefore, we recommend the implementation of the Merger.

In witness whereof, the Parties execute this Protocol in two (2) counterparts of equal content and form, in the presence of the two (2) undersigned witnesses.

São Paulo, November 16, 2022.

[Signature page of the Protocol and Justification of Merger of James Intermediação de Negócios Ltda. into Companhia Brasileira de Distribuição, executed on November 16, 2022]

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

___________________________________ Marcelo Ribeiro Pimentel	___________________________________ Guillaume Marie Didier Gras

JAMES INTERMEDIAÇÃO DE NEGÓCIOS LTDA.

__________________________________ Marcelo Simões Pato	__________________________________ Illan David Israel

Witnesses:

Name: Id. card (RG): Tax Id. (CPF/MF):	Name: Id. card (RG): Tax Id. (CPF/MF):

SINGLE EXHIBIT

to the Protocol and Justification of Merger of James Intermediação de Negócios Ltda. into Companhia Brasileira de Distribuição

JAMES INTERMEDIAÇÃO DE NEGÓCIOS LTDA.
Appraisal report at book value of the shareholders’ equity for merger purposes
November 7, 2022	1 00 037/22

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Dear Shareholders and members of

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO and

JAMES INTERMEDIAÇÃO DE NEGÓCIOS LTDA.

MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, an audit and consulting firm registered with the Regional Accounting Board of the State of São Paulo under number 2SP000233/O-3 and enrolled with the Brazilian Register of Corporate Taxpayers (CNPJ) under number 62.657.242/0001-00, with head offices at Av. Brigadeiro Faria Lima, 1893, 6th floor, Jardim Paulistano, in the capital city of São Paulo, State of São Paulo, appointed by you as appraiser expert to carry out the evaluation of the net assets at book value of JAMES INTERMEDIAÇÃO DE NEGÓCIOS LTDA. for purposes of merger into the shareholders’ equity of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, after completing the due diligence and verifications required for the fulfillment of its work, submits below the

Appraisal Report

attached hereto.

São Paulo, November 7, 2022.

MAGALHÃES ANDRADE S/S

Independent Auditors

CRC2SP000233/O-3

/signature/	Digitally signed by GUY ALMEIDA ANDRADE: 77172922891 Data: 2022.11.08 19:12:25 -03’00’

GUY ALMEIDA ANDRADE

MagalhãesAndrade S/S Auditores Independentes

Av. Brigadeiro Faria Lima, 1893, 6th floor, 01452-001 São Paulo, SP, Brazil

Phone: +55 (11) 3814-3377 - Fax: +55 (11) 3813-4822 magalhaesandrade@magalhaesandrade.com.br

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Accountant. CRC1SP116758/O-6

MagalhãesAndrade S/S Auditores Independentes

Av. Brigadeiro Faria Lima, 1893, 6th floor, 01452-001 São Paulo, SP, Brazil

Phone: +55 (11) 3814-3377 - Fax: +55 (11) 3813-4822 magalhaesandrade@magalhaesandrade.com.br

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Appraisal Report

INTRODUCTION

1.	The purpose of this spin-off and merger transaction is to spin off the assets and liabilities of JAMES INTERMEDIAÇÃO DE NEGÓCIOS LTDA. (James) to merge them into COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD), as part of the restructuring of the Group, in order to provide equity, legal, and financial benefits, including: (a) the simplification of the corporate structure, cost reduction and added synergies.

2.	Therefore, the purpose of this REPORT is to ascertain the book value of the net assets to be merged, considering James’s financial position as of September 30, 2022.

3.	To this end, we examined James’ balance sheet on the base date of the appraisal.

MANAGEMENT’S RESPONSIBILITY ON THE ACCOUNTING INFORMATION

4.	James’ management is responsible for the bookkeeping and preparation of accounting information in accordance with the accounting practices adopted in Brazil and for the adjustments at market values, as well as for the material internal controls that it deems as necessary to enable the preparation of such accounting information free of material distortions, whether due to fraud or error.

SCOPE OF WORK AND ACCOUNTANT’S RESPONSIBILITY

5.	Our responsibility is to present a conclusion on the value of James’ partial net assets on September 30, 2022, based on the work conducted in accordance with CTG Technical Notice 2002, approved by the Brazilian Federal Accounting Council (CFC), which provides for the application of examination procedures in balance sheets for the issuance of an appraisal report. Thus, we examined said balance sheet of James in accordance with Brazilian and international audit standards, which require the accountant to comply with ethical requirements and the work to be planned and performed in order to obtain reasonable assurance that the accounting shareholders’ equity ascertained to prepare our appraisal report is free of material distortions.

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6.	The issuance of an appraisal report involves the performance of selected procedures to obtain evidence regarding the values presented in the appraisal report. The selected procedures depend on the accountant’s judgment, including the assessment of the risk of material distortion in the accounting shareholders’ equity, whether due to fraud or error. In this risk assessment, we considered the internal controls that are material to prepare and adequately present James’ accounting balance sheet to plan procedures that are appropriate under the circumstances, but not for the purpose of giving an opinion on the effectiveness of such internal controls. The work also included the assessment of the suitability of the accounting policies used, and the reasonableness of the accounting estimates made by the management. We believe that the evidence obtained is sufficient and appropriate to support our conclusion.

JAMES’ FINANCIAL POSITION

7.	James is a single-member limited liability company, whose capital stock is fully held by CBD;

8.	James’ financial position on September 30, 2022, at book value, is reflected in the balance sheet prepared on that date, as shown in EXHIBIT 1 hereto, summarized as follows:

ASSETS	37,119,889.55

(–) LIABILITIES	30,693,336.28

SHAREHOLDERS’ EQUITY	6,426,553.27

9.	James maintains its bookkeeping in accordance with the accounting practices adopted in Brazil, based on the pronouncements of the Accounting Pronouncements Committee (CPC) and, therefore, the accounting balances adequately reflect its equity and financial position at the time they were ascertained. EXHIBIT 2 shows the main accounting practices adopted by management to prepare James’ balance sheets.

10.	For purposes of appraising the company’s assets and liabilities, accounting considers the company’s activities as a going concern, according to the concept of normal business continuity. Our appraisal also considered the concept of the company’s activities as a going concern.

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11.	The appraisal of James’ assets to be merged into CBD is made at book value, in compliance with article 226 of Law 6,404/76.

12.	James’ capital stock, in the amount of two hundred forty-two million, four hundred ninety-one thousand, nine hundred and seventeen Brazilian Reais (R$242,491,917.12), fully subscribed for and paid in, is divided into two hundred forty-two million, four hundred ninety-one thousand, nine hundred and seventeen (242,491,917) membership units (quotas), with no par value, all of which are held by CBD, the absorbing company.

13.	Our examination identified that, in accordance with the accounting practice adopted by James, impairment tests and allowances for contingencies are made at the end of the fiscal year. As the balance sheet subject to appraisal needs to reflect the equity and financial position on the merger date, we are making material adjustments in James’ balance sheet to better reflect its net assets.

14.	The adjustments result from the lack of recognition of the allowances for contingencies deriving from the civil and labor proceedings in which James is involved and which its legal counsel classifies as probable losses.

15.	We also identified the balance of accounts receivable, whose realization is considered difficult.

16.	We identified the need to take into account the total impairment of the amount of Trademarks and Patents and of administrative software that will be abandoned upon the merger. There is also the need to reduce the realizable value of the software developed in-house and that will remain in operation.

17.	Finally, a provision was established for portion of the expenses incurred with this transaction.

18.	Exhibit 3 shows these adjustments.

19.	Exhibit 4 shows James’ equity position after the adjustments, summarized as follows:

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ASSETS	31,895,981.76

(–) LIABILITIES	31,591,158.61

SHAREHOLDERS’ EQUITY	304,823.15

EFFECT OF THE MERGER OF JAMES

20.	As all membership units representing James’ capital stock are held by CBD, they will be canceled. Moreover, James, whose net assets will be merged into CBD, will be terminated, and CBD's capital stock will not be increased.

21.	The membership units of James’ capital stock, representing its entire capital stock and held by CBD, will be canceled and replaced at CBD by James’ net assets.

CONCLUSION

20.	Based on the tests, surveys, and inspections carried out, the conclusion is that James’ net assets to be spun off and merged into CBD is worth at least three hundred and four thousand, eight hundred and twenty-three Brazilian Reais and fifteen centavos (R$304,823.15).

This REPORT is issued in four (4) counterparts and four (4) exhibits.

São Paulo, November 7, 2022.

MAGALHÃES ANDRADE S/S

Independent Auditors

CRC2SP000233/O-3

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/signature/	Digitally signed by GUY ALMEIDA ANDRADE: 77172922891 Data: 2022.11.09 21:54:32 -03’00’

GUY ALMEIDA ANDRADE

Accountant. CRC1SP116758/O-6

EXHIBIT 1

JAMES INTERMEDIAÇÃO DE NEGÓCIOS LTDA. Balance sheet prepared on September 30, 2022

(amounts stated in Brazilian Reais)

ASSETS
Current assets
Cash and cash equivalents	4,650,631.65
Customers	4,683,868.36
Other credits	55,114.93
Recoverable taxes	948,973.27
Loans receivable	133,517.08
Related parties	1,824,760.73
Prepaid expenses	939,968.89

Total current assets	13,236,834.91

Non-current assets
Net fixed assets	1,228,322.05
Intangible assets	22,654,732.59

Total non-current assets	23,883,054.64

TOTAL ASSETS	37,119,889.55

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Suppliers	2,470,590.21
Tax obligations	104,238.42
Social and labor-related obligations	2,241,879.13
Related parties	25,876,628.52

Total current liabilities	30,693,336.28

Non-current liabilities
Allowance for contingencies	–

TOTAL LIABILITIES	30,693,336.28

SHAREHOLDERS’ EQUITY
Capital stock	242,491,917.12
Accumulated losses	(236,065,363.85)

TOTAL SHAREHOLDERS’ EQUITY	6,426,553.27

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	37,119,889.55

EXHIBIT 2

JAMES INTERMEDIAÇÃO DE NEGÓCIOS LTDA. Principal accounting practices

1.       Principal accounting policies

The accounting policies and practices have been applied consistently for the fiscal years presented and for the Company’s individual and consolidated financial statements.

a)	Financial Instruments

Financial assets are recognized when the Company or its subsidiaries assume contractual rights to receive cash or other financial assets under contracts to which they are a party. Financial assets are derecognized when the rights to receive cash connected to the financial assets expire or when the risks and benefits have been substantially transferred to third parties. Assets and liabilities are recognized when rights and/or obligations are retained in the transfer by the Company.

Financial liabilities are recognized when the Company and/or its subsidiaries assume contractual obligations for settlement in cash or in the assumption of obligations of third parties under an agreement to which they are a party. Financial liabilities are derecognized when they are settled, canceled, or expire.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (negotiations under normal conditions) are recognized on the trade date, i.e., the date on which the Company and its subsidiaries undertake to purchase or sell such asset.

(i)       Classification and measurement of financial assets and liabilities

In accordance with CPC 48/IFRS 9, upon initial recognition, a financial asset is classified as measured: at amortized cost; fair value through other comprehensive income (“FVOCI”) – or fair value through profit or loss (“FVPL”). The classification of financial assets in accordance with CPC 48/IFRS 9 is generally based on the business model in which a financial asset is managed and on its contractual cash flow characteristics. Embedded derivatives where the main contract is a financial asset within the scope of the standard are never separated. Instead, the hybrid financial instrument is valuated for classification as a whole.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

•	it is maintained within a business model whose purpose is to maintain financial assets to receive contractual cash flows; and

•	its contractual terms generate, on specific dates, cash flows that are related to the payment of principal and interest on the outstanding principal value.

A debt instrument is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

•	it is maintained within a business model whose purpose is achieved through the receipt of contractual cash flows and sale of financial assets; and

•	its contractual terms generate, on specific dates, cash flows that are only payments of principal and interest on the outstanding principal value.

Upon initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the fair value of the investment in other comprehensive income (“OCI”). This choice is made on an investment-by-investment basis.

All the financial assets not classified as measured at amortized cost or FVOCI, as described above, are classified as FVPL. This includes all derivative financial assets. Upon initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost, FVOCI or FVPL if this eliminates or significantly reduces an accounting mismatch that would otherwise arise (fair value option available in CPC 48/IFRS 9).

A financial asset (except for accounts receivable from customers without a significant financing component that is initially measured at transaction price) is initially measured at fair value, added, for an item not measured at FVPL, to the transaction costs that are directly attributable to its acquisition.

Financial assets measured at FVPL – These assets are subsequently measured at fair value. The net result, including interest or dividend income, is recognized in the result.

Financial assets at amortized cost – These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in the result. Any gain or loss on derecognition is recognized in the result.

Financial assets at FVOCI – These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment losses are recognized in the result. Other net results are recognized in OCI. Upon derecognition, the accumulated result in OCI is reclassified to the result.

(ii)       Derecognition of financial assets and liabilities

A financial asset (or, as applicable, a portion of a financial asset or a portion of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows expire.

•	The Company and its subsidiaries transfer their rights to receive cash flows from the asset or undertake to pay in full the cash flows received to a third party, under the terms of a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company did not transfer nor substantially retained all the risks and benefits related to the asset, but transferred its control.

When the Company and its subsidiaries assign their rights to receive cash flows from an asset or enter into a transfer agreement, without having substantially transferred or retained all the risks and benefits related to the asset or transferred control of the asset, the asset is maintained and a corresponding liability is recognized. The transferred asset and the corresponding liability are measured in a manner that reflects the rights and obligations retained by the Company and its subsidiaries.

A financial liability is derecognized when the obligation underlying the liability is settled, canceled or expire.

When an existing financial liability is replaced by another of the same creditor, subject to substantially different terms, or the terms of an existing liability are substantially modified, such replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference between the respective book values is recognized in the result of the fiscal year.

Offset of financial instruments

The financial assets and liabilities are offset and presented net in the financial statements if, and only if, there is the right to offset the recognized amounts and the intention to settle them on a net basis or to realize the assets and settle the liabilities simultaneously.

Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variations not related to the local market such as interest rate swaps and foreign exchange swaps. Such derivative financial instruments are initially recognized at fair value on the date the derivative contract is entered into and subsequently remeasured at fair value at the end of the fiscal years. The derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when they are negative. Any gains or losses resulting from changes in the fair value of derivatives are entered directly in the result for the fiscal year.

At the beginning of the hedge transaction, the Company formally designates and documents the hedge transaction to which it wishes to apply hedge accounting, its purpose and risk management strategy to contract it. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the hedged risk and how the Company should assess the effectiveness of changes in the fair value of the hedging instrument in neutralizing the exposure to changes in the fair value of the hedged item or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in neutralizing changes in fair value or cash flows. They are continuously assessed to determine whether they actually have been highly effective throughout all the fiscal years of the financial reports for which they were designated.

The following are accounted for as fair value hedges, adopting the following procedures:

•	The change in the fair value of a derivative financial instrument classified as a fair value hedge is recognized as a financial result. The change in the fair value of the hedged item is recorded as part of the book value of the hedged item and is recognized in the income statement for the fiscal year.

•	In the calculation of fair value, debts and swaps are measured through rates disclosed in the financial market and projected until their maturity date. The discount rate used to calculate the interpolation method of foreign currency loans is developed through the curves of DDI, clean Coupon and DI rates, published by the B3 and, for loans in the Brazilian legal currency, the DI curve is used, which is an index disclosed by CETIP and calculated through the exponential interpolation method.

The Company uses financial instruments only to protect against identified risks limited to 100% of the value of these risks. Derivative transactions are exclusively used to reduce exposure to foreign currency and interest rates fluctuations, in order to maintain the balance of the capital structure.

Cash flow hedge

The derivative instruments are recorded as cash flow hedges, adopting the following procedures:

•	The effective part of the gain–or loss–of the hedging instrument is recognized directly in the shareholders’ equity in other comprehensive income, and if the hedge no longer meets the hedge index, but the purpose of risk management remains unchanged, the Company must adjust and “rebalance” the hedge index to meet the qualification criteria.

•	Any remaining gain or loss on the hedging instrument (including arising from the “rebalancing” of the hedge index) is ineffective, and therefore should be recognized in profit or loss.

•	The amounts accounted for in other comprehensive income are immediately transferred to the income statement along with the hedged transaction when affecting income, for example, when the hedged financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in shareholders’ equity are transferred to the initial book value of the non-financial asset or liability.

•	The Company must prospectively discontinue the hedge accounting only when the hedge transaction no longer meets the qualification criteria (after considering any rebalancing of the hedge transaction).

•	If the occurrence of the relevant transaction or firm commitment is no longer expected, the amounts previously recognized in the shareholders’ equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated, or exercised without replacement or rollover, or if its classification as a hedge is revoked, the gains or losses previously recognized in comprehensive income remain deferred in the shareholders’ equity in other comprehensive income until the expected transaction or firm commitment affects the income.

Impairment losses of financial assets

CPC 48/IFRS 9 replaces the “incurred loss” model of CPC 38/IAS 39 with an expected credit loss model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at FVOCI, but does not apply to investments in equity instruments (shares) or financial assets measured at FVPL.

In accordance with CPC 48/ IFRS 9, provisions for losses are measured on one of the following bases:

•	Expected credit losses for 12 months (general model): these are credit losses resulting from likely events of default within 12 months after the balance sheet date, and subsequently, if there is a deterioration in credit risk, for the entire life of the instrument.

•	Credit losses expected for the entire life (simplified model): these are credit losses resulting from all likely events of default over the expected life of a financial instrument.

•	Practical expedient: these are expected credit losses, consistent with reasonable and sustainable information available–on the balance sheet date–on past events, current conditions and forecasts of future economic conditions, which allow to verify the probable future loss based on the historical credit loss occurred according to the maturity of the securities.

The Company measures provisions for losses on accounts receivable and other receivables and contractual assets for an amount equal to the expected credit loss over its lifetime, and for accounts receivable from customers whose receivables portfolio is diversified, rents receivable, wholesale accounts receivable and accounts receivable from carriers, the practical expedient is applied through the adoption of a loss matrix for each maturity range.

In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and upon estimating the expected credit losses, the Company considers reasonable and sustainable information that is material and available without cost or excessive effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, credit assessment and considering prospective information.

The Company assumes that the credit risk of a financial asset has increased significantly if it is more than 90 days past due.

The Company considers a financial asset to be in default when:

•	it is unlikely that the debtor will fully pay its credit obligations to the Company, without the Company resorting to actions such as the execution of the guarantee (if any); or

•	the financial asset is more than 90 days past due.

The Company determines the credit risk of a debt security by analyzing the history of payments, current financial and macroeconomic conditions of the counterparty and evaluation of rating agencies when applicable, thus evaluating each debt security individually.

The maximum period considered in the expected credit loss estimate is the maximum contractual period during which the Company is exposed to the credit risk.

Measurement of expected credit losses – Expected credit losses are estimates weighted by the probability of credit losses based on historical losses and projections of related assumptions. The credit losses are measured at present value based on all cash shortfalls (that is, the difference between the cash flows owed to the Company under the agreement and the cash flows that the Company expects to receive).

The expected credit losses are discounted at the effective interest rate of the financial asset.

Financial assets with credit recovery problems – On each presentation date, the Company assesses whether the financial assets accounted for at amortized cost and the debt securities measured at FVOCI have indications of impairment loss. A financial asset has indications of impairment loss when one or more events with a negative impact on the estimated future cash flows of the financial asset occur.

Presentation of impairment loss – Provision for losses on financial assets measured at amortized cost are deducted from the gross book value of the assets.

For financial instruments measured at FVOCI, the provision for losses is recognized at OCI, instead of reducing the book value of the asset.

Impairment losses related to accounts receivable from customers and other receivables, including contractual assets, are presented separately in the income statement and OCI. The impairment losses on other financial assets are presented under ‘sales expenses.’

Accounts receivable and contractual assets – The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

The positions within each group were segmented based on common credit risk characteristics, such as:

•	Credit risk level and history of losses – for wholesale customers and real estate lease; and

•	Default status, default risk and history of losses – for credit card administrators and other customers.

Present value adjustment of assets and liabilities

Long-term assets and liabilities are adjusted to their present value, calculated taking into account contractual cash flows and the respective explicit or implicit interest rate. Short-term assets and liabilities are not adjusted to present value.

b)       Classification of assets and liabilities as current and non-current

James presents assets and liabilities in the balance sheet based on the classification of current and non-current.

The asset is classified as current when it meets any of the following criteria:

•	it is expected to be realized, or it is intended to be sold or consumed in the normal course of the entity’s operating cycle
•	it is held essentially for sale

•	it is expected to be realized no later than twelve months after the balance sheet date
•	it is cash or cash equivalent, unless its exchange or use for settlement of liabilities is prohibited for at least twelve months after the balance sheet date

All the other assets are classified as non-current.

The liability is classified as current when it meets any of the following criteria:

•	it is expected to be settled during the normal operating cycle of the entity
•	it is held essentially for sale
•	it must be settled within twelve months after the balance sheet date
•	the entity has no unconditional right to defer the settlement of the liability for at least twelve months after the balance sheet date

All the other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as “non-current,” net by legal entity.

2.       Main accounting judgments, estimates and assumptions

The preparation of James’ individual financial statements requires judgments and estimates and the adoption of assumptions that affect the stated amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the end of the fiscal year. However, uncertainties regarding these assumptions and estimates may generate results requiring substantial adjustments to the book value of the asset or liability in future fiscal years.

In the process of applying James’ accounting policies, management adopted judgments, which had the most significant effect on certain amounts recognized in the individual financial statements.

a)       Accounts receivable

The balances of accounts receivable are initially recorded at the transaction value, which corresponds to the sales price, and are subsequently measured according to the portfolio: (i) receivables from credit card administrators are measured at fair value through other comprehensive income (FVOCI); and (ii) other portfolios are measured at amortized cost.

Provision for losses on financial assets measured at amortized cost are deducted from the gross book value of assets.

For financial instruments measured at FVOCI, the provision for losses is recognized at OCI, instead of reducing the book value of the asset.

On each presentation date, the Company assesses whether the financial assets accounted for at amortized cost or FVOCI have indications of impairment loss. A financial asset has indications of impairment loss when one or more events with a negative impact on the estimated future cash flows of the financial asset occur.

Amounts receivable are considered uncollectable, and therefore written off from the portfolio of accounts receivable, when payment is not made 360 days after the due date. At the closing of each annual balance sheet, the Company and its subsidiaries assess whether the assets or group of financial assets were impaired.

b)     Recoverable taxes

The Company records tax credits every time it obtains legal, document and factual support regarding these credits, allowing them to be recognized, including an estimate or realization. ICMS is recognized as a reducer of “cost of goods sold” and PIS and COFINS are recognized as reducers of income statement accounts, based on which credits are calculated.

The realization of these taxes is based on growth projections, operating issues and generation of debits to consume these credits by the companies of the Group.

c)     Fixed assets

Fixed assets are recorded at cost, net of accumulated depreciation and/or impairment losses, if any. Cost includes the value of acquisition of equipment and funding costs of loans contracted for long-term construction projects, provided that the recognition criteria are met. When significant components of fixed assets are replaced, such components are recognized as individual assets, with specific useful lives and depreciation. Likewise, when a significant replacement occurs, its cost is recognized in the book value of the equipment as replacement, provided that the recognition criteria are met. All other repair and maintenance costs are recognized in the result of the fiscal year, as incurred.

d)     Intangible assets

Intangible assets separately acquired are measured at cost upon initial recognition, less amortization and any impairment losses. Intangible assets generated in-house, excluding capitalized costs of development of software, are reflected in the result of the fiscal year in which they were incurred.

Intangible assets primarily comprise software purchased from third parties, software developed for internal use, goodwill (right of use of stores), customer list, advantageous lease agreements, advantageous agreements for the supply of furniture, and trademarks.

Intangible assets with definite useful lives are amortized based on the straight-line method. The period and method of amortization are reviewed at least at the closing of each fiscal year. Changes in the expected useful lives or in the expected standard of consumption of the future economic benefits embedded in the asset are recorded by changing the period or method of amortization, as applicable, and treated as changes in accounting assumptions.

Costs of development of software recognized as asset are amortized over its definite useful life (5 to 10 years), at an amortization rate of 11.47%. The amortization begins when the asset become operational.

Intangible assets with indefinite useful lives are not amortized, they are rather submitted to impairment tests at the closing of each fiscal year or upon indication that their recoverable value may not be recovered, individually or as a CGU. The assessment is reviewed annually to determine whether the indefinite useful life remains valid. If not, the estimated useful life is prospectively changed from indefinite to definite.

Gains or losses resulting from the derecognition of an intangible asset are measured as the difference between the net results of the sale and the book value of the asset, and are recognized in the result of the fiscal year when the asset is written off.

EXHIBIT 3

JAMES INTERMEDIAÇÃO DE NEGÓCIOS LTDA. Adjustments to the balance sheet before the merger

(amounts stated in Brazilian Reais)

Ref.	Description	Code	Debit	Credit
1	Other operating expenses	3040503	141,517.08
	Loans receivable – Client loan	1010500300101		141,517.08

	Refers to the write-off of Client x James Loan for the termination of the Delivery partnership, non-compliance with the agreement

2	Loans receivable – (-) Interest on client loan	1010500300102	8,000.00
	Financial expenses – Interest Assets	341201		8,000.00

	Refers to the write-off of Interest on Loan (James), for the termination of the Delivery partnership, due to

3	Intangible assets expense	361105	56,645.00
	Intangibles assets – TRADEMARKS AND PATENTS	1020400100001		56,645.00

	Balance written off due to impairment, trademark does not generate prospects of revenue, continued accumulated losses.

4	Intangible assets expense	361105	160,864.50
	Intangible assets – SAP BUSINESS ONE	1020400100004		160,864.50

	Software loss written off due to the discontinued use of the app.

5	Intangible assets – (-) AMORTIZATION SAP BUSINESS ONE	1020400200002	81,163.94
	Amortization expense	361105		81,163.94

	Amortization loss written off due to the discontinued use of the app, according to the IT assessment.

6	Expenses related to allowance for contingencies	331113	797,822.33
	Allowance for contingencies	222201		797,822.33

	Establishment of an allowance for contingencies based on the average expected loss in proceedings.

7	Other operating expenses	361507	100,000.00
	Suppliers – accounts payable	215110		100,000.00

	Provision for audit services payable – Merger report

8	Expense related to intangible assets	361105	8,786,095.18
	Intangible assets – software –JAMES APPS	1020400100002		8,786,095.18

	Software loss written off due to the discontinued use of the app, according to the IT assessment.

9	Intangible assets – (-) AMORTIZATION James app	1020400200002	3,832,050.03
	Amortization expense	361105		3,832,050.03

	Amortization loss written off due to the discontinued use of the app, according to the IT assessment.

EXHIBIT 4

JAMES INTERMEDIAÇÃO DE NEGÓCIOS LTDA. Balance sheet after the adjustments

(amounts stated in Brazilian Reais)

ASSETS
Current assets
Cash and cash equivalents	4,650,631.65
Customers	4,683,868.36
Other credits	55,114.93
Recoverable taxes	948,973.27
Loans receivable	–
Related parties	1,824,760.73
Prepaid expenses	939,968.89

Total current assets	13,103,317.83

Non-current assets
Net fixed assets	1,228,322.05
Intangible assets	17,564,341.88

Total non-current assets	18,792,663.93

TOTAL ASSETS	31,895,981.76

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Suppliers	2,570,590.21
Tax obligations	104,238.42

Social and labor-related obligations	2,241,879.13
Related parties	25,876,628.52

Total current liabilities	30,793,336.28

Non-current liabilities
Allowance for contingencies	797,822.33

TOTAL LIABILITIES	31,591,158.61

SHAREHOLDERS’ EQUITY
Capital stock	242,491,917.12
Accumulated losses	(242,187,093.97)

TOTAL SHAREHOLDERS’ EQUITY	304,823.15

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	31,895,981.76

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 16, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.